smiths
bringing technology to life

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

12 June 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

dw 6/19

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

24 MAY TO 11 JUNE 2007

353	24/05/2007 : 10:58:00	Smiths Group PLC - Director/PDMR shareholding
354	01/06/2007 : 10:05:00	Smiths Group PLC - Total Voting Rights
355	04/06/2007 : 17:43:00	Smiths Group PLC - Director/PDMR shareholding
356	04/06/2007 : 17:44:00	Smiths Group PLC - Holding(s) in Company
357	06/06/2007 : 17:41:00	Smiths Group PLC - Holding(s) in Company
358	11/06/2007 : 17:57:00	Smiths Group PLC - Result of EGM
359	11/06/2007 : 17:57:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	10:58 24-May-07
Number	1675X

smiths

24 MAY 2007
SMITHS GROUP PLC

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (iii)
3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MRS K L LILLYCROP
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 53,700 SHARES FROM MRS K L LILLYCROP TO MR D P LILLYCROP
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction:
    23 MAY 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    120,935 SHARES – 0.02% (UNCHANGED)
16. Date issuer informed of transaction 23 MAY 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:

20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of *shares* or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 24 MAY 2007

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	10:05 01-Jun-07
Number	6079X

smiths

1 JUNE 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 577,228,093

As at 31 May 2007 the issued share capital of Smiths Group plc comprised 577,228,093 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 577,228,093, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:43 04-Jun-07
Number	7577X

smiths

4 JUNE 2007
SMITHS GROUP PLC

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (iii)
3. Name of *person discharging managerial responsibilities/director*:
   MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MRS K L LILLYCROP
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 43,914 SHARES FROM MR D P LILLYCROP TO MRS K L LILLYCROP
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction:
    4 JUNE 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    120,935 SHARES – 0.02% (UNCHANGED)
16. Date issuer informed of transaction 4 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:

20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 4 JUNE 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (i)
3. Name of *person discharging managerial responsibilities/director*:
   MR PAUL R COX
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MRS C W COX
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 7,318 SHARES FROM MR P R COX TO MRS C W COX
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction:
    4 JUNE 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    10,318 SHARES – <0.01% (UNCHANGED)
16. Date issuer informed of transaction 4 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:

23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 4 JUNE 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): (i)
3. Name of *person discharging managerial responsibilities/director*:
   MR SRINIVASAN SESHADRI
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
   MS H RAMASWAMY
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDINGS OF THE PERSONS NAMED IN 3 AND 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   PERSONS NAMED IN 3 AND 4 ABOVE
8. State the nature of the transaction:
   TRANSFER OF 12,658 SHARES FROM MR S SESHADRI TO MS H RAMASWAMY
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: N/A
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: N/A
14. Date and place of transaction:
    4 JUNE 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    12,658 SHARES – <0.01% (UNCHANGED)
16. Date issuer informed of transaction 4 JUNE 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 4 JUNE 2007

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:41 06-Jun-07
Number	9289X

smiths

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to notification obligation:	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED**
4. Full name of shareholder(s) (if different from 3):	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED, CREDIT SUISSE INTERNATIONAL**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**04.06.2007**
6. Date on which issuer notified:	**06.06.2007**
7. Threshold(s) that is/are crossed or reached:	**Below 3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB0008182700	n/a	n/a	Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Result of EGM
Released	17:57 11-Jun-07
Number	1689Y

smiths

11 JUNE 2007

SMITHS GROUP PLC – RESULT OF EGM

LISTING RULE LR 9.6.18 R

The Company is pleased to announce that the three resolutions proposed at the Extraordinary General Meeting held on 11 June 2007 were subject to a poll and were each passed by the necessary majority. Resolutions 1 and 2 were proposed and passed as special resolutions and Resolution 3 was proposed and passed as an ordinary resolution.

The resolutions and the results of the poll are shown below and will be posted on the Company's website, www.smiths.com.

Resolution 1:
THAT, conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ('Listing') by 8.00 a.m. on 18 June 2007 (or such later time and/or date as the Directors of the Company may determine) of non-cumulative preference shares of one pence each (the 'B Shares') and ordinary shares of one pence each (the 'New Ordinary Shares'), each of such class of shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as proposed to be amended pursuant to paragraph (f) below:

(a) the authorised share capital of the Company be and is hereby increased from £200 million to £206 million by the creation of 600 million B shares of one pence each;

(b) the Directors be and are hereby authorised to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account and to appropriate such sum to the members of the Company by applying such sum in paying up in full the number of B Shares stated in paragraph (a) above and are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) (the 'Companies Act') to allot and issue such B Shares credited as fully paid up, up to an aggregate nominal amount of £6 million, to the holders of the ordinary shares of 25 pence each in the Company (the 'Existing Ordinary Shares') on the basis of one B Share for each Existing Ordinary Share held and recorded on the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine), provided that the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or the date that is 15 months from the date of the passing of this resolution, whichever is the earlier;

(c) each Existing Ordinary Share as shown in the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share, PROVIDED THAT no member shall be entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation shall be aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising sold and the net proceeds of sale in excess of £1 distributed in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 be retained by the Company and donated to a charity of the Company's choice;

(d) following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, with any balance remaining unconsolidated) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share provided that the balance of the unconsolidated Existing Ordinary Shares shall immediately thereafter be cancelled in accordance with section 121(2)(e) of the Companies Act and the amount of the Company's authorised but unissued share capital shall be diminished accordingly;

(e) the terms of the proposed contract between: (1) JPMorgan Cazenove Limited ('JPMorgan Cazenove') and (2) the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase B Shares from it (a

draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of Section 165 of the Companies Act and otherwise but so that such approval and authority shall expire 18 months from the date of the passing of this resolution; and

(f) the draft of the proposed new Articles of Association set out in the document produced to the meeting (and signed for the purpose of identification by the Chairman) be adopted in substitution for, and to the exclusion of, all existing Articles of Association.

Votes For	289,794,922	99.95%
Votes Against	158,423	0.05%
Votes Total	289,953,345	100.00%

Resolution 2:
THAT, subject to the passing of resolution 1 and such resolution becoming unconditional in accordance with its terms, and in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 37.5 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 38,426,886;

(b) the minimum price which may be paid for an ordinary share is 37.5 pence per ordinary share;

(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of five per cent. above the average middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 September 2008; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Votes For	289,739,688	99.93%
Votes Against	203,944	0.07%
Votes Total	289,943,632	100.00%

Resolution 3
THAT:
(a) pursuant to paragraph 10(2) of Schedule 5 of the Companies Act 2006, and without prejudice to the existing provisions of the Articles of Association of the Company, the Company may send or supply documents or information to members by making them available on a website; and

(b) the Company may use electronic means (within the meaning of the Disclosure and Transparency Rules published by the Financial Services Authority) to send or supply documents or information to members.

Votes For	289,684,379	99.75%
Votes Against	725,495	0.25%
Votes Total	290,409,874	100.00%

Notes:
(i) The votes "for" figures include those votes giving the Chairman discretion on casting the votes.
(ii) A "vote withheld" is not a vote in law and is not counted in the total number of votes cast on a resolution or in the calculation of the percentages of the votes cast for or against a resolution.

LISTING RULES LR 9.6.2 R AND LR 9.6.3 R

The Company has forwarded to the Document Viewing Facility of the UK Listing Authority two copies of the resolutions passed at the Extraordinary General Meeting.

The above-mentioned copies will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:57 11-Jun-07
Number	1692Y

smiths

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED**
4. Full name of shareholder(s) (if different from 3):	**CREDIT SUISSE SECURITIES (EUROPE) LIMITED, CREDIT SUISSE INTERNATIONAL**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**07.06.2007**
6. Date on which issuer notified:	**11.06.2007**
7. Threshold(s) that is/are crossed or reached:	**3.12%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB0008182700			18,028,998	18,028,998	n/a	3.12%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
18,028,998	3.12%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	William Dawson
15. Contact telephone name:	+44 20 7888 5416

END

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DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

24 MAY TO 11 JUNE 2007

Resolutions passed at EGM on 11 June 2007	Listing Rule LR 9.6.2

smiths

bringing technology to life

Resolutions passed at the Extraordinary General Meeting of Smiths Group plc held on 11 June 2007

Special resolutions :

Resolution 1:

THAT, conditional on the admission to the Daily Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ('Listing') by 8.00 a.m. on 18 June 2007 (or such later time and/or date as the Directors of the Company may determine) of non-cumulative preference shares of one pence each (the 'B Shares') and ordinary shares of one pence each (the 'New Ordinary Shares'), each of such class of shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as proposed to be amended pursuant to paragraph (f) below:

(a) the authorised share capital of the Company be and is hereby increased from £200 million to £206 million by the creation of 600 million B shares of one pence each;

(b) the Directors be and are hereby authorised to capitalise a sum not exceeding £6 million standing to the credit of the Company's share premium account and to appropriate such sum to the members of the Company by applying such sum in paying up in full the number of B Shares stated in paragraph (a) above and are hereby authorised pursuant to Section 80 of the Companies Act 1985 (as amended) (the 'Companies Act') to allot and issue such B Shares credited as fully paid up, up to an aggregate nominal amount of £6 million, to the holders of the ordinary shares of 25 pence each in the Company (the 'Existing Ordinary Shares') on the basis of one B Share for each Existing Ordinary Share held and recorded on the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine), provided that the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2008 or the date that is 15 months from the date of the passing of this resolution, whichever is the earlier;

(c) each Existing Ordinary Share as shown in the register of members of the Company at 5.00 p.m. on 15 June 2007 (or such other time and/or date as the Directors may determine) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share, PROVIDED THAT no member shall be entitled to a fraction of a share and all fractional entitlements arising out of such subdivision or consolidation shall be aggregated into New Ordinary Shares and the whole number of New Ordinary Shares so arising sold and the net proceeds of sale in excess of £1 distributed in due proportion (rounded down to the nearest penny) among those members who would otherwise be entitled to such fractional entitlements and any proceeds of sales not exceeding £1 be retained by the Company and donated to a charity of the Company's choice;

(d) following the capitalisation issue referred to in paragraph (b) above and the subdivision and consolidation referred to in paragraph (c) above, each authorised but unissued Existing Ordinary Share (up to such number as will result in the maximum whole number of New Ordinary Shares, with any balance remaining unconsolidated) be and is hereby subdivided into two shares of 12.5 pence each and forthwith upon such subdivision every three shares of 12.5 pence each resulting from such subdivision be and are hereby consolidated into one New Ordinary Share provided that the balance of the unconsolidated Existing Ordinary Shares shall

immediately thereafter be cancelled in accordance with section 121(2)(e) of the Companies Act and the amount of the Company's authorised but unissued share capital shall be diminished accordingly;

(e) the terms of the proposed contract between: (1) JPMorgan Cazenove Limited ('JPMorgan Cazenove') and (2) the Company under which JPMorgan Cazenove will be entitled to require the Company to purchase B Shares from it (a draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of Section 165 of the Companies Act and otherwise but so that such approval and authority shall expire 18 months from the date of the passing of this resolution; and

(f) the draft of the proposed new Articles of Association set out in the document produced to the meeting (and signed for the purpose of identification by the Chairman) be adopted in substitution for, and to the exclusion of, all existing Articles of Association.

Resolution 2:
THAT, subject to the passing of resolution 1 and such resolution becoming unconditional in accordance with its terms, and in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of ordinary shares of 37.5 pence each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 38,426,886;
(b) the minimum price which may be paid for an ordinary share is 37.5 pence per ordinary share;
(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of five per cent. above the average middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;
(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 11 September 2008; and
(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Ordinary resolution :

Resolution 3
THAT:
(a) pursuant to paragraph 10(2) of Schedule 5 of the Companies Act 2006, and without prejudice to the existing provisions of the Articles of Association of the Company, the Company may send or supply documents or information to members by making them available on a website; and
(b) the Company may use electronic means (within the meaning of the Disclosure and Transparency Rules published by the Financial Services Authority) to send or supply documents or information to members.

D H Brydon
Chairman

11 June 2007

END